Exhibit 99.1

OZON ANNOUNCES CLOSING OF INITIAL PUBLIC OFFERING

Ozon Holdings PLC (“Ozon”), a leading Russian e-commerce platform, announces the completion of its initial public offering and provides an update regarding its share capital following exercise of the over-allotment option and concurrent private placements.

The underwriters of the recently closed offering of 33,000,000 newly issued ordinary shares, represented by 33,000,000 American depositary shares (“ADSs”), have exercised in full their option to purchase an additional 4,950,000 ordinary shares, represented by 4,950,000 ADSs, on the same terms as the initial shares. As a result, 37,950,000 ordinary shares, represented by ADSs, were acquired by new investors. As a result of the offering (including exercise of the over-allotment option to purchase additional shares) and the concurrent private placements to Baring Vostok Fund V Nominees Limited (“BVFVNL”), an existing shareholder, BV Special Investments Limited (“BVSIL”), an affiliate of existing shareholders, and Sistema PJSFC (“Sistema”), an existing shareholder, Ozon has issued in the aggregate 42,450,000 new ordinary shares and received gross proceeds of $1,273.5 million (net proceeds of $1,200.5 million). Following these transactions and exercises of outstanding convertible loans in December 2020, Ozon has a total of 208,202,929 ordinary shares on a fully diluted basis.

The following table presents an overview of Ozon’s shareholders following the offering (including exercise of the over-allotment option to purchase additional shares) and the concurrent private placements to BVFVNL, BVSIL and Sistema:

	Share count (represented by ADSs, as applicable)
	Number	Percent
Sistema*	68,827,227	33.1
Baring Vostok Private Equity Funds*	68,709,105	33.0
Other pre-IPO investors, each less than 5% of total**	32,716,597	15.7
New investors	37,950,000	18.2

Total	208,202,929	100.0

*	Includes one Class A share issued in October 2020 and 2,250,000 ordinary shares issued in November 2020 to each Sistema and Baring Vostok Private Equity Funds in the concurrent private placements.
**	Includes 4,472,969 ordinary shares issuable upon exercise of outstanding vested share-based awards under the employee incentive plan.

The ADSs representing Ozon’s ordinary shares are listed on The Nasdaq Global Select Market and the Moscow Exchange and trade under the symbol “OZON.”

Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC acted as joint lead book-running managers for the offering. Citigroup Global Markets Inc., UBS Securities LLC, Sberbank CIB (UK) Limited and VTB Capital plc acted as joint bookrunners for the offering. Renaissance Securities (Cyprus) Limited acted as a co-lead manager for the offering.

A registration statement on Form F-1 relating to these securities has been filed with, and declared effective by, the U.S. Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The offering was made only by means of a prospectus filed by Ozon. Copies of the final prospectus may be obtained from any of the following sources:

•	Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014; or

•	Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, or by telephone at (866) 471-2526 or by email at prospectus-ny@ny.email.gs.com.

Investor Contacts

Igor Gerasimov, Head of Corporate Development & Investor Relations, Ozon

ir@ozon.ru

Press Contacts

Maria Zaikina, Director of Public & Industry Relations, Ozon

pr@ozon.ru

Denis Denisov, Director, EM

ozon@em-comms.com

09.12.2020

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